June 10, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NextEra Energy Partners, LP Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 20, 2015 File No. 001-36518

Dear Ms. Thompson:

We hereby submit our response to the comments set forth in your letter dated June 3, 2015, with respect to your review of the above referenced periodic report filed under the Securities Exchange Act of 1934, as amended (2014 Form 10-K).

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by NextEra Energy Partners, LP's (NEP) responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Capital Expenditures, page 45

1.	In future reports please provide a discussion regarding any impact the uncertainty surrounding the extension of the PTC program has had on the company’s planned capital expenditures.

Company Response:
NEP will consider such discussion in future filings should the uncertainty surrounding the extension of the PTC program begin to impact its planned capital expenditures or future growth plans. NEP respectfully advises the Staff that while uncertainty does exist surrounding the extension of the PTC program consistent with the disclosure on page 7 of NEP’s 2014 Form 10-K, NEP’s planned capital expenditures have not been, and are currently not expected to be, affected by this uncertainty. The wind projects included in NEP’s planned capital expenditures have either already achieved commercial operation or are expected to achieve commercial operation prior to the expiration of the PTC program.

Financial Statements
Consolidated Statements of Income, page 50

2.
Please tell us what consideration you gave to presenting pro forma income taxes on the face of your financial statements for all periods presented to provide taxes on certain flow-through entities for which taxes were not provided in periods prior to becoming taxable on July 1, 2014 and also to show how pro forma income taxes differ from the amounts presented in your previously issued financial statements, if applicable.

Company Response:
NEP’s Registration Statement on Form S-1, which was declared effective June 26, 2014, included income tax information in its pro forma financial statements, as required by Article 11 of Regulation S-X. NEP also presented pro forma income taxes on the face of the historical financial statements included in its Form S-1 in response to the Staff's letter dated June 5, 2014, comment 5. After completion of its initial public offering (IPO), NEP considered sections 3410.1 and 3410.2 in the Division of Corporation Finance’s Financial Reporting Manual (FRM) in preparing its historical financial statements. FRM section 3410.1(b) states that pro forma presentation of taxes on the face of historical statements is encouraged, but not required. NEP also considered FRM section 3410.2 that states “for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change if the registrant elects to present pro forma information for all periods pursuant to FRM section 3410.1(b).

Lastly, in reviewing financial statements filed by NEP's peers under the Securities Exchange Act of 1934, as amended, none presented pro forma income tax information on the face of their historical financial statements. As such, NEP concluded that the presentation of pro forma income taxes on the face of its historical financial statements was optional. Further, as discussed in the response to Question 3 below, management believes that NEP’s investors primarily focus on cash available for distribution (CAFD) and the growth of CAFD, and that presenting pro forma income taxes in its historical financial statements is not useful information to investors and therefore did not present such information.

Note 2. Summary of Significant Accounting and Reporting Policies
Immaterial Restatement, page 59

3.
We note that you restated the amounts of income tax expense, net income, other comprehensive (loss) and deferred income tax liabilities previously reported in your December 31, 2013 financial statements. You have described these errors as immaterial. We note you have not provided all of the disclosures specified in ASC 250-10-50-7 and 50-8 for the correction of this error, apparently on the basis of immateriality. However, we note in your restated 2013 financial statements income tax expense decreased by $4 million or approximately 22%, net income increased by $4 million or approximately 37%, other comprehensive (loss) decreased by $1 million or approximately 7% and deferred tax liabilities decreased by $5 million or approximately 36% as compared to the amounts originally reported. In addition, your restated 2013 comprehensive income (loss) reflected income of $2 million compared to a loss of $3 million as originally reported. To help us better understand your conclusion that these changes were immaterial, please provide us with your detailed assessment of the materiality of these errors. Please refer to SAB Topic 1.M.

Company Response:
In early November 2014, during the preparation of NEP’s Form 10-Q for the quarterly period ended September 30, 2014 (third quarter 2014 Form 10-Q), NEP became aware of misstatements in its accounting for income taxes, specifically as it related to income tax valuation allowances.

In evaluating the error, NEP referred to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 99, including SAB Topic 1.M, which provides guidance on the assessment of materiality and states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." NEP also referred to SAB 108 for guidance on considering the effects of prior year misstatements when quantifying misstatements in current year financial statements and the assessment of materiality. SAB 108 also references the Financial Accounting Standards Board (FASB) Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, which indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

NEP also considered comments made by Mr. Wayne Carnall, then Chief Accountant of the SEC's Division of Corporation Finance, at the 2008 AICPA National Conference on Current SEC and PCAOB Developments when asked for an example of when it might be reasonable to conclude that a quantitatively large error might not be material. Mr. Carnall emphasized that two companies with errors that have exactly the same effect on net income could reach different conclusions - in “one situation it could be material and the other situation it could be immaterial.” He gave an example of a registrant that had an out-of-period error related to a change in tax rate and noted that the disclosures were very transparent, disclosing the nature of the error and quantifying the amount of the error. The SEC staff did not object to the registrant’s and the auditor’s conclusion that the error was not material. He then indicated, however, that if the error had been of the same magnitude and had the same effect on net income, but had related to revenues and the sustainability of revenues, the SEC might have come to a different conclusion. He stated that there is “no silver bullet but that it is a matter of looking at all the facts behind the issue.”

In accordance with the guidance and consistent with Mr. Carnall's remarks, NEP’s analysis of the materiality of the error was performed by reviewing both quantitative and qualitative factors.

Quantitative Analysis

Below is a summary of the quantitative income tax misstatements in NEP’s statements of income, balance sheets and statements of comprehensive income (loss) by quarter. NEP has corrected and disclosed the immaterial misstatements applicable to each reporting period in its respective periodic reports filed since the misstatements were identified during the preparation of NEP’s third quarter 2014 Form 10-Q.

The misstatements of the error on the March 31, 2013 financial statements are as follows (millions):

Balance Sheet	As Reported	Revised	Error $	Error %
Not presented
Statement of Income
Income Taxes Expense (Benefit)	$5	$4	$1	25%
Net Income	—	—	—	—
Statement of Comprehensive Income (Loss)
Other Comprehensive Loss, net of tax	($5)	($4)	$1	25%

The misstatements of the error on the June 30, 2013 financial statements are as follows (millions):

Balance Sheet	As Reported	Revised	Error $	Error %
Not presented
Statement of Income - Qtr
Income Taxes Expense (Benefit)	$6	$5	$1	20%
Net Income	$8	$9	$1	11%
Statement of Income - YTD
Income Taxes Expense (Benefit)	$11	$9	$2	22%
Net Income	$7	$10	$3	30%
Statement of Comprehensive Income (Loss)
Other Comprehensive Income - Qtr	($6)	($5)	$1	20%
Other Comprehensive Loss - YTD	($11)	($10)	$1	10%

The misstatements of the error on the December 31, 2013 financial statements are as follows (millions):

Balance Sheet	As Reported	Revised	Error $	Error %
Other noncurrent liabilities	$27	$22	$5	23%
Members’ equity	$707	$713	$6	1%
Statement of Income - YTD
Income Taxes Expense (Benefit)	$18	$14	$4	29%
Net Income	$11	$15	$4	27%
Statement of Comprehensive Income (Loss)
Other Comprehensive Loss	($14)	($13)	$1	8%

The misstatements of the errors on the March 31, 2014 financial statements are as follows (millions):

Balance Sheet	As Reported	Revised	Error $	Error %
Other noncurrent liabilities	$37	$31	$6	19%
Members’ equity	$762	$766	$4	1%
Statement of Income
None
Statement of Comprehensive Income (Loss)
Other Comprehensive Loss	($9)	($11)	($2)	(18)%

The misstatements of the errors on the June 30, 2014 financial statements are as follows (millions):

Balance Sheet	As Reported	Revised	Error $	Error %
Other noncurrent liabilities	$41	$37	$4	11%
Members’ equity	$478	$480	$2	—
Statement of Income - Qtr and YTD
None
Statement of Comprehensive Income (Loss)
Other Comprehensive Loss - Qtr	($1)	($3)	($2)	(67)%
Other Comprehensive Loss - YTD	($10)	($14)	($4)	(29)%

Qualitative Analysis

In its qualitative analysis, NEP referred to SAB 99, which states that quantifying the magnitude of a misstatement “is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” In addition, SAB 108 defines materiality as “The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” Ultimately, NEP considered whether this error, had it been corrected, and taken in the context of all the information available to investors, would have caused a reasonable investor to have made a different decision, either to participate or not in NEP’s IPO or subsequently, to have bought or sold NEP's common units.

NEP and other yieldcos are structured to group together a portfolio of assets with stable and predictable cash flows that pay out a high percentage of the resulting portfolio cash flow to investors. Growth of the business is measured by investors in terms of growth in CAFD or distributable cash flow, which are similar measures used by yieldcos. Accordingly, NEP and other yieldcos emphasize the disclosure of information that may be helpful to investors in evaluating current and future cash flows. In this context, management believes that income is of lesser importance to investors and less relevant, since investors are primarily focused on CAFD and timing differences between income and cash can be significant. Management believes that whether income increases or decreases in a particular period is relevant only to the extent that cash flow also increases or decreases in that period or a future period, and this is expressed much more directly by measures such as CAFD, and less directly, by adjusted earnings before interest, taxes and depreciation and amortization (adjusted EBITDA). To support management's view that NEP and other yieldco investors’ focus is on cash flow, and therefore would consider this error immaterial, NEP considered the following analyst reports:

•
Goldman Sachs’ YieldCo 101 report dated May 14, 2014 states the following five factors make a successful yieldco: “strong dividend growth, a low risk, contracted asset profile, an independent board, limited construction risk and a broad appeal to investors seeking income.” The report further states that they believe yieldco entities “should trade on a dividend yield basis, reflecting the distributable cash flow power of the company.” The report does not mention net income or earnings per unit.

•
As stated in Macquarie Equity Research’s Yieldco’s: It’s All About Cash Flow report dated January 21, 2014, a yieldco’s success is measured by whether it can meet investor expectations for “high, fast growing and tax free cash distributions.” Macquarie’s report also states that the attributes that come up in all of their investor discussions are (a) diversified portfolio with 10+ year purchase power agreements, (b) strong cash flows allowing for high tax-free distributions, and (c) a visible project pipeline supporting 10%+ CAGR in distributions for at least 3-5 years. Macquarie also notes that growth in distributions seems to matter far more to investors than yield. The report does not mention net income or earnings per unit.

•
Wells Fargo Securities’ July 30, 2014 report initiating coverage on NEP lists “strong distributable cash flow growth prospects, substantial project pipeline and highly contracted renewables portfolio” as reasons why they are attracted to NEP as an investment. The report does not mention net income or earnings per unit.

•
UBS’ Initiation of Coverage of NEP dated July 22, 2014, supports that yieldcos such as NEP are valued based on cash flow by stating that they value NEP “by applying a 5% yield on 2018 Distribution per Unit (DPU) and discounting it to 2016.” The report does not mention net income or earnings per unit.

As discussed in NEP's 2014 Form 10-K and Form S-1, NEP's primary business objective is to invest in contracted clean energy projects that allow it to increase its cash distributions to the holders of its common units over time. Yieldcos such as NEP are valued based on multiples of EBITDA or CAFD. As such, NEP uses adjusted EBITDA and CAFD internally for financial planning, for analysis of its performance, as well as to communicate its financial results and outlook externally to investors. Neither adjusted EBITDA or CAFD were affected by this error. Consistent with this valuation methodology, management did not see any abnormal change in NEP's common unit price following the filing of NEP’s third quarter 2014 Form 10-Q (when the restatement was first disclosed), and NEP's Investor Relations department did not receive any analyst or investor inquiries regarding the restatement.

Also, since NEP’s IPO in mid-2014 through today, NEP’s general partner's Chief Financial Officer, Moray Dewhurst, has met with numerous analysts and investors, and during those meetings no analyst or investor has asked what NEP’s net income or earnings per common unit was or was expected to be. This further supports the relative insignificance of net income and earnings per common unit to the investment community with respect to yieldcos such as NEP.

In addition, NEP considered the relevance of each of the following concepts about misstatements, as outlined in SAB 99.

Concept	Relevance
Does it arise from an item capable of precise measurement?	Yes.
Does it mask a change in earnings or other trend?	No. The error would have resulted in an increase to net income for the year ended December 31, 2013.
Does it hide a failure to meet analyst expectations?	No. As discussed above, analysts measure NEP’s performance based on adjusted EBITDA and CAFD. These errors would not have affected 2013 adjusted EBITDA or CAFD.
Does it change a loss into income?	No. The error would have resulted in an increase to net income for the year ended December 31, 2013 and the quarterly periods ended March 31, 2013 and June 30, 2013.
Does it concern a segment or significant portion of the business that is significant to the operations or profitability?	No. NEP operates as a single reportable segment.
Does it affect compliance with regulatory requirements?	No. Regulatory requirements are not impacted.
Does it affect compliance with loan covenants or other contractual requirements?	No. Loan covenants or other contractual obligations are not impacted.
Does it increase management’s compensation?	No. The error has no impact on management’s compensation.
Does it conceal an unlawful transaction?	No. The differences represent unintentional accounting misstatements.

Conclusion

In conclusion, while the error may be considered quantitatively significant to NEP’s financial statements for some of the periods presented above, based on the qualitative assessment outlined herein, the correction of the amounts in NEP's subsequent periodic filings and the transparent disclosure of the misstatements in those filings, the probability that the judgment of a reasonable person would have been changed or influenced by the correction of this error in the financial statements was considered remote. Therefore, this misstatement and the additional disclosure required by ASC 250-10-50-7 and 250-10-50-8 were deemed immaterial to NEP’s financial statements taken as a whole.

NEP acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss NEP's responses to the Staff's comments or any other matters, please contact me at (561) 691-2977.

Sincerely,

MORAY P. DEWHURST
Moray P. Dewhurst Chief Financial Officer NextEra Energy Partners GP, Inc. (as general partner of NextEra Energy Partners, LP)